Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(expressed in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Perpetua Resources Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Perpetua Resources Corp. (formerly Midas Gold Corp.) and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 15, 2021

We have served as the Company's auditor since 2011.

Perpetua Resources Corp.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2020 and December 31, 2019

(Expressed in US dollars)

	Notes	December 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$25,037,766	$17,504,622
Receivables		107,727	123,576
Prepaid expenses		646,996	782,416
		$25,792,489	$18,410,614
NON-CURRENT ASSETS
Buildings and equipment	5	$189,294	$247,103
Right-of-use assets	4	235,965	423,774
Exploration and evaluation assets	6	71,913,864	71,423,369
		$72,339,123	$72,094,246
TOTAL ASSETS		$98,131,612	$90,504,860

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables		$3,736,222	$4,228,719
Lease liabilities	4	201,825	178,294
		$3,938,047	$4,407,013
NON-CURRENT LIABILITIES
Convertible notes	8	$9,562,293	$27,336,373
Convertible note derivative	9	26,060,446	25,478,212
Warrant derivative	7	874,864	274,723
Non-current lease liabilities	4	65,136	265,563
		$36,562,739	$53,354,871
TOTAL LIABILITIES		$40,500,786	$57,761,884

EQUITY
Share capital	10	$528,715,788	$283,489,579
Equity reserve	10	26,176,265	25,882,517
Deficit		(497,261,227)	(276,629,120)
TOTAL EQUITY		$57,630,826	$32,742,976
TOTAL LIABILITIES AND EQUITY		$98,131,612	$90,504,860

Approved on behalf of the Board of Directors:
/s/ Laurel Sayer	/s/ Bob Dean
Laurel Sayer - Director	Bob Dean - Director

See accompanying notes to consolidated financial statements

Perpetua Resources Corp.

CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

	Notes	December 31, 2020	December 31, 2019
EXPENSES
Consulting		$76,149	$199,628
Corporate salaries and benefits		1,177,488	779,803
Depreciation	4,5	284,414	249,300
Directors’ fees		154,688	131,217
Exploration and evaluation	11	25,258,032	26,877,306
Office and administrative		180,026	141,743
Professional fees		813,463	363,243
Share based compensation	10	1,593,539	1,935,681
Shareholder and regulatory		387,632	348,850
Travel and related costs		32,801	215,920
OPERATING LOSS		$29,958,232	$31,242,691

OTHER EXPENSES (INCOME)
Change in fair value of warrant derivative	7	$600,141	$(180,096)
Change in fair value of convertible note derivative	9	179,133,742	(24,786,758)
Finance costs	12	3,387,700	2,707,277
Foreign exchange loss		7,838,610	2,883,315
Gain on sale of building and equipment		(8,500)	(18,500)
Interest income		(277,818)	(548,042)
Total other loss (income)		$190,673,875	$(19,942,804)

NET LOSS AND COMPREHENSIVE LOSS		$220,632,107	$11,299,887

NET LOSS PER SHARE, BASIC AND DILUTED		$6.45	$0.44

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED	2b	34,227,710	25,462,796

See accompanying notes to consolidated financial statements

Perpetua Resources Corp.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars except for number of shares)

		Share Capital(i)
	Note	Shares	Amount	Equity Reserve	Deficit	Total
BALANCE, January 1, 2019		23,481,269	$267,595,776	$24,394,532	$(265,329,233)	$26,661,075
Share based compensation	10	-	-	2,001,087	-	2,001,087
Public offering	10	3,320,000	14,929,176	-	-	14,929,176
Share issue cost	10	-	(844,832)	-	-	(844,832)
Shares issued to Stibnite Foundation (or share based payments)	10	150,000	877,500	-		877,500
Shares issued through Stock Appreciation Rights	10	22,586	137,836	(203,241)		(65,405)
Exercise of options	10	138,695	794,123	(309,861)	-	484,262
Net loss and comprehensive loss for the year		-	-	-	(11,299,887)	(11,299,887)
BALANCE, December 31, 2019		27,112,550	$283,489,579	$25,882,517	$(276,629,120)	$32,742,976
Share based compensation	10	-	-	1,546,771	-	1,546,771
Shares issued upon conversion of Convertible Notes	10	19,969,280	242,142,800	-	-	242,142,800
Share issue cost	10	-	(22,148)	-	-	(22,148)
Shares issued through Stock Appreciation Rights	10	24,142	233,103	(186,334)		46,769
Exercise of options	10	375,162	2,872,454	(1,066,689)	-	1,805,765
Net loss and comprehensive loss for the year		-	-	-	(220,632,107)	(220,632,107)
BALANCE, December 31, 2020		47,481,134	$528,715,788	$26,176,265	$(497,261,227)	$57,630,826

Footnotes:

(i)	Common share amounts have been retrospectively restated for all prior periods to reflect the Share Consolidation effected on January 27, 2021. Refer to Note 2(b) – Basis of Presentation for more information.

See accompanying notes to consolidated financial statements

Perpetua Resources Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

	Notes	December 31, 2020	December 31, 2019
OPERATING ACTIVITIES:
Net loss		$(220,632,107)	$(11,299,887)
Adjustments for:
Share based compensation	10	1,546,771	2,001,087
Share based payments		-	877,500
Depreciation	4,5	284,414	249,300
Accretion and interest expense	8,12	3,163,490	2,707,277
Gain on disposal of buildings and equipment		(8,500)	(18,500)
Change in fair value of warrant derivative	7	600,141	(180,096)
Change in fair value of convertible note derivative	9	179,133,742	(24,786,758)
Unrealized foreign exchange loss		7,922,572	2,993,016
Interest income		(277,818)	(548,042)
Changes in:
Receivables		18,383	149,925
Prepaid expenses		135,420	(512,255)
Trade and other payables		(693,111)	1,307,544
Net cash used in operating activities		$(28,806,603)	$(27,059,889)
INVESTING ACTIVITIES:
Investment in exploration and evaluation assets	6	$(490,495)	$(290,486)
Purchase of buildings and equipment	5	(38,796)	(20,456)
Sale of buildings and equipment		8,500	18,500
Interest received		275,284	538,588
Net cash (used in)/provided by investing activities		$(245,507)	$246,146
FINANCING ACTIVITIES:
Proceeds from issuance of Convertible Notes	8	$35,000,000	$-
Payment of transaction costs on issuance of Convertible Notes		(237,170)	-
Finance cost deducted as share issue cost	12	224,210	-
Proceeds from issuance of common shares through financing		-	14,929,176
Payment of transaction costs on issuance of common shares through financing	10	(22,148)	(844,832)
Proceeds from issuance of common shares through exercise of options		1,852,534	418,856
Interest paid on convertible notes	8	(32,521)	(18,727)
Payment of lease liabilities		(211,230)	(81,803)
Net cash provided by financing activities		$36,573,675	$14,402,670

Effect of foreign exchange on cash and cash equivalents		11,579	29,137
Net increase (decrease) in cash and cash equivalents		7,533,144	(12,381,936)
Cash and cash equivalents, beginning of year		17,504,622	29,886,558
Cash and cash equivalents, end of year		$25,037,766	$17,504,622

Cash		$2,244,839	$410,701
Investment savings accounts		6,588,184	3,642,709
GIC and term deposits		16,204,743	13,451,212
Total cash and cash equivalents		$25,037,766	$17,504,622

See accompanying notes to consolidated financial statements

Perpetua Resources Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

1.       Nature of Operations

Perpetua Resources Corp. (the “Corporation” or “Perpetua Resources”, formerly Midas Gold Corp.) was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to hold shares in wholly owned subsidiaries that locate, acquire, develop and restore mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho, USA. The Corporation’s principal asset is 100% ownership in subsidiaries that control the Stibnite Gold Project (“Stibnite Gold Project” or the “Project”). The Corporation currently operates in one segment, mineral exploration in the United States. The registered office of the Perpetua Resources is 400-725 Granville St, Vancouver, BC, V7Y 1G5, Canada and the corporate office is located at 201-405 S 8th St, Boise ID 83702, USA.

2.       Basis of Preparation

a.	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board as at December 31, 2020.

b.	Basis of Presentation

These consolidated financial statements have been prepared on the historic cost basis except for certain financial instruments, which are measured at fair value as explained in the Summary of Significant Accounting Policies set out in Note 3.

On January 27, 2021, the Corporation completed a one-for-ten (1:10) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction of the issued and outstanding shares from 474,811,340 to 47,481,134. Shares reserved under the Corporation’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Corporation’s consolidated financial statements have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

These consolidated financial statements for the years ended December 31, 2020 and December 31, 2019 were approved and authorized for issue by the board of directors on March 15, 2021.

c.	COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, did not materially disrupt the Corporation’s operations during the year.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on our business, financial position and operating results in the future. The Corporation is closely monitoring the impact of the pandemic on all aspects of its business.

3.       Summary of Significant Accounting Policies

a.	Basis of Consolidation

These consolidated financial statements include the financial statements of Perpetua Resources and its wholly owned subsidiary companies:

Perpetua Resources Corp.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

Perpetua Resources Idaho, Inc.;

Idaho Gold Resource Company, LLC; and

Stibnite Gold Company.

All intercompany transactions, balances, income and expenses have been eliminated.

b.	Functional and Presentation Currency

The functional and presentation currency of the Corporation and its subsidiaries is the US Dollar (“USD” or “$”). As the Perpetua Resources corporate office was previously located in Vancouver, BC, there are also certain transactions in Canadian Dollars (CAD or C$). All amounts in these consolidated financial statements are in USD, unless otherwise stated.

c.	Cash and Cash Equivalents

For the purpose of the consolidated statements of financial position and consolidated statements of cash flows, the Corporation considers all highly liquid investments readily convertible to a known amount of cash with an original maturity of three months or less and subject to an insignificant risk of changes in value to be cash equivalents.

d.	Financial Assets

Financial assets are classified into one of four categories, fair value through profit or loss (“FVTPL”), fair value through Other Comprehensive Income (“FVOCI”) as a debt investment, FVOCI as an equity investment and amortized cost.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

(i)	Amortized cost

Financial assets are classified as amortized cost if both of the following conditions are met:

•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are subsequently measured at amortized cost using the effective interest method.

(ii)	Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Perpetua Resources Corp.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

(iii)	Derecognition of financial assets

A financial asset is derecognized when:

•	the contractual right to the asset’s cash flows expire; or

•	if the Corporation transfers the financial asset and substantially all risks and rewards of ownership to another entity.

e.	Financial Liabilities and Equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Corporation are recorded at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

(i)	Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

The Corporation has classified trade and other payables and Convertible Notes as other financial liabilities. The Corporation has classified the warrant derivative and Convertible Note Derivative as financial liabilities at FVTPL.

Perpetua Resources Corp.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

(ii)	Derecognition of financial liabilities

The Corporation derecognizes financial liabilities when, and only when, the Corporation’s obligations are discharged, cancelled or they expire.

f.	Exploration and Evaluation Assets and Expenses

Exploration and evaluation assets are recorded at cost less accumulated impairment losses, if any. All direct costs related to the acquisition of mineral properties are capitalized until the technical feasibility and commercial viability of the asset is established, at which time the capitalized costs are reclassified to mineral properties under development. Technical feasibility and commercial viability are defined as (1) the determination of mineral reserves and (2) a decision to proceed with development has been recommended by management and approved by the Corporation’s board of directors. Exploration and evaluation costs, subsequent to acquisition, are expensed until it has been established that a mineral property is technically feasible and commercially viable, and a mine development decision has been made by the Corporation.

Thereafter, the Corporation will capitalize expenditures subsequently incurred to develop the mine, prior to the start of mining operations. Management reviews the facts and circumstances to determine whether there is an indication that the carrying amount of the exploration and evaluation assets exceeds the recoverable amount at each reporting date. Indication includes but is not limited to, the expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned and if the entity has decided to discontinue exploration activity in the specific area. If facts and circumstances exist that indicate that the assets are impaired, management will assess whether the carrying value exceeds recoverable value, and the Corporation will impair the carrying value of the property.

Where the Corporation has determined that impairment indicators exist, the Corporation will also assess for impairment under IAS 36 Impairment of assets, whereby the cash generating unit (“CGU”) is assessed for impairment by comparing the carrying value to its recoverable amount, which is the higher of the value in use and the fair value less costs to sell. The fair value less costs to sell is determined by the best information available to reflect the amount the Corporation could receive for the CGU in an arm’s length transaction.

g.	Loss Per Share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of share purchase options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding share purchase options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. All share purchase options and warrants were anti-dilutive for the years presented.

Perpetua Resources Corp.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

h.	Foreign Currency Translation

Transactions in currencies other than the entity’s functional currency are recorded at the exchange rate prevailing at the dates of the transactions. Monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities carried at fair value are translated using the historical rate on the date the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in the consolidated Statement of Net Loss and Comprehensive Loss.

i.	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the Statement of Net Loss and Comprehensive Loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the substantively enacted tax rates expected to apply when the asset is realized, or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Corporation does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is derecognized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis.

j.	Share Based Compensation

The Corporation grants share purchase options to directors, officers, employees and consultants. The board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing price on the day proceeding the day the options were granted.

The fair value of the options granted is measured at the grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period, which is the period over which all of the specific vesting conditions are satisfied. Forfeitures are estimated at the grant date. For awards with graded vesting, the fair value of each tranche is measured separately and recognized over its respective vesting period. The fair value is recognized as an expense with a corresponding increase in equity reserve. The amount recognized as expense is adjusted to reflect the number of share options which actually vest.

When the Corporation grants share purchase options, which only vest upon satisfaction of a contingent event, the fair value of the option is measured on the date of grant using the same valuation model and assumptions used for options without performance conditions. The Corporation will recognize compensation expense based on an estimate of performance condition that will be satisfied.

Perpetua Resources Corp.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

k.	Reclamation and Remediation

The Corporation recognizes liabilities for statutory, contractual, constructive or legal obligations associated with buildings and equipment and exploration and evaluation assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value of such costs. The Corporation’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. The Corporation’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates. The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. As at December 31, 2020 and 2019, the Corporation had no rehabilitation liabilities.

l.	Buildings and Equipment

Buildings and equipment are recorded at cost less depreciation, depletion and accumulated impairment losses, if any.

Where significant components of buildings and equipment have different useful lives, the components are accounted for as separate items. Expenditures incurred to replace a component that is accounted for separately, including major inspection and overhaul expenditures, are capitalized. Directly attributable expenses incurred for major capital projects are capitalized until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent these are recognized as a provision.

The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate portion of normal overhead. The costs of day-to-day servicing are recognized in expenses as incurred, as “maintenance and repairs.”

The Corporation depreciates its assets, less their estimated residual values, as follows:

Category	Method	Useful life
Equipment and Vehicles	Straight-line	3 to 7 years
Buildings	Straight-line	5 to 10 years

The depreciation method, useful life and residual values are assessed annually.

m.	Impairment

The Corporation’s tangible and intangible assets are reviewed for indications of impairment at each reporting date. If an indication of impairment exists, the asset’s recoverable amount is estimated to determine extent of impairment, if any. Where the asset does not generate independent cash inflows, the Corporation estimates the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the period. The recoverable amount is the greater of the asset’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Perpetua Resources Corp.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

n.	Leases

The Corporation assesses whether a contract is or contains a lease, at inception of the contract. The Corporation recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets such as office printers. For these leases, the Corporation recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Corporation uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise of the following:

-	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

-	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

-	The amount expected to be payable by the lessee under residual value guarantees; and

-	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Corporation remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

-	The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

-	The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

-	A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Corporation did not make any such adjustments during the periods presented.

Perpetua Resources Corp.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

o.	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount receivable can be measured reliably.

p.	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

i)	Probability of future economic benefits of exploration and evaluation costs

The application of the Corporation’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is probable that future economic benefits will be generated from the exploitation of an exploration and evaluation asset when activities have not yet reached a stage where a reasonable assessment of the existence of reserves can be determined. The estimation of mineral reserves is a complex process and requires significant assumptions and estimates regarding economic and geological data and these assumptions and estimates impact the decision to either expense or capitalize exploration and evaluation expenditures.

Upon determination of mineral reserves, the Corporation evaluates the commercial viability of the assets, based on the existence of mineral reserves as well as the ability to obtain permitting, financing and a commercially viable construction schedule. Upon making a decision to proceed with the development of the property, the exploration and evaluation assets would be reclassified to mineral properties under development.

ii)	Functional currency

The functional currency for each of the Corporation's subsidiaries is the currency of the primary economic environment in which the entity operates. The Corporation has determined that the functional currency of each entity is the US Dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Corporation reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Perpetua Resources Corp.
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

i)	Impairment of building and equipment and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Corporation's building and equipment and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Corporation operates that are not within its control and affect the recoverable amount of its building and equipment and exploration and evaluation assets. Internal sources of information management considers include the manner in which mining properties and building and equipment are being used or are expected to be used and indications of economic performance of the assets.

ii)	Mineral resource and reserve estimates

The figures for mineral resources and reserves are determined in compliance with the requirements of National Instrument 43-101, "Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral resources and reserves, including many factors beyond the Corporation's control. Such estimation is a subjective process, and the accuracy of any mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences from management's assumptions (including economic assumptions such as metal prices and market conditions) could have a material effect in the future on the Corporation's financial position and results of operation.

iii)	Valuation of share-based compensation, convertible note derivative and warrant derivative

The Corporation uses the Black-Scholes Option Pricing Model or other valuation models for valuation of share-based compensation, Convertible Note Derivative and warrant derivative. Option pricing models require the input of subjective assumptions including expected share price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Corporation's net loss and equity reserves.

q.	Amended IFRS Standards Effective in the Current Year

The Corporation adopted the amendments to IAS 1 and IAS 8 for the first time in the current year. The amendments make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition and the threshold for materiality influencing users of the financial statements has been changed from ‘could influence’ to ‘could reasonably be expected to influence’.

The definition of material in IAS 8 has been replaced by a reference to the definition of material IAS 1. Additionally, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term “material” to ensure consistency.

The Corporation adopted the amendments to IAS 1 and IAS 8 effective January 1, 2020, which did not have a material impact on the Corporation’s consolidated financial statements.

Perpetua Resources Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

4.	Leases

The Corporation leases building space for the Corporate office in Vancouver, BC, and for the U.S. subsidiaries in Donnelly, ID and Boise, ID. The Corporation is utilizing an incremental borrowing rate of 10% for calculating the related lease liabilities and ROU assets.

ROU Assets

Property
Balance, January 1, 2019	$-
Additions	502,841
Depreciation charge for the period	(79,067)
Balance, December 31, 2019	$423,774
Additions	-
Depreciation charge for the period	(187,809)
Balance, December 31, 2020	$235,965

Lease Liabilities

	December 31, 2020	December 31, 2019
Maturity analysis – contractual undiscounted cash flows
Less than one year	$217,629	$212,896
One to five years	66,768	282,893
Total undiscounted lease liabilities	$284,397	$495,789
Lease liabilities included in the statement of financial position	$266,961	$443,857
Current	$201,825	$178,294
Non-Current	$65,136	$265,563

Amounts recognized in profit and loss

	December 31, 2020	December 31, 2019
Depreciation expense of ROU assets	$(187,809)	$(79,067)
Expenses relating to short-term leases	(40,799)	(146,918)
Expenses relating to leases of low-value assets	(12,590)	(15,383)
Interest on lease liabilities	(34,334)	(22,819)

Payments made during the period for leases where the Corporation has elected to not recognize ROU assets and lease liabilities are recognized in the statement of net loss and comprehensive loss and presented in the table above.

Amounts recognized in the statement of cash flows

	December 31, 2020	December 31, 2019
Total payments on lease liability	$(211,230)	$(81,803)
Principal on leases	(176,896)	(58,984)
Interest expense	(34,334)	(22,819)

Perpetua Resources Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

5.	Buildings and Equipment

At December 31, 2020 and December 31, 2019, the Corporation’s buildings and equipment were as follows:

	Buildings	Equipment and Vehicles	Total
Cost
Balance, December 31, 2018	$2,477,480	$4,818,551	$7,296,031
Additions	-	20,456	20,456
Disposals	(157,189)	(622,293)	(779,482)
Balance, December 31, 2019	$2,320,291	$4,216,714	$6,537,005
Additions	-	38,796	38,796
Disposals	-	(6,374)	(6,374)
Balance, December 31, 2020	$2,320,291	$4,249,136	$6,569,427

Accumulated Depreciation
Balance, December 31, 2018	$2,403,704	$4,495,447	$6,899,151
Depreciation charge for the year	41,399	128,834	170,233
Disposals	(157,189)	(622,293)	(779,482)
Balance, December 31, 2019	$2,287,914	$4,001,988	$6,289,902
Depreciation charge for the year	7,695	88,910	96,605
Disposals	-	(6,374)	(6,374)
Balance, December 31, 2020	$2,295,609	$4,084,524	$6,380,133

Carrying Value
Balance, December 31, 2019	$32,377	$214,726	$247,103
Balance, December 31, 2020	$24,682	$164,612	$189,294

Depreciation expense on buildings and equipment for the years ended December 31, 2020 and December 31, 2019 was $96,605 and $170,233, respectively.

Perpetua Resources Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

6.	Exploration and Evaluation Assets

At December 31, 2020 and December 31, 2019, the Corporation’s exploration and evaluation assets at the Stibnite Gold Project were as follows:

	December 31,		December 31,
	2019	Additions	2020
Acquisition Costs
Interest on notes payable	$116,546	$-	$116,546
Mineral claims	83,828,533	490,495	84,319,028
Royalty interest	1,026,750	-	1,026,750
Sale of royalty interest	(13,548,460)	-	(13,548,460)
Balance	$71,423,369	$490,495	$71,913,864

	December 31,		December 31,
	2018	Additions	2019
Acquisition Costs
Interest on notes payable	$116,546	$-	$116,546
Mineral claims	83,538,047	290,486	83,828,533
Royalty interest	1,026,750	-	1,026,750
Sale of royalty interest	(13,548,460)	-	(13,548,460)
Balance	$71,132,883	$290,486	$71,423,369

Summary

The Corporation’s subsidiaries acquired mineral rights to the Stibnite Gold Project through several transactions. All mineral rights held by the Corporation’s subsidiaries are held at 100% through patented and unpatented mineral and mill site claims, except the Cinnabar claims which are held under an option to purchase agreement, and all of the Stibnite Gold Project is subject to a 1.7% net smelter returns royalty.

Included in mineral claims are annual payments made under option agreements, where the Corporation is entitled to continue to make annual option payments or, ultimately, purchase certain properties. Annual payments due under option agreements during 2021 are $190,000.

MineralRights

Although the Corporation has taken steps to verify mineral rights to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee the Corporation’s title and interests. Mineral title may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

7.	Warrant Derivative

In May 2013, the Corporation issued to Franco Nevada Corporation (“Franco”) 200,000 share purchase warrants (“Franco Warrants”). The Franco Warrants are exercisable into 200,000 common shares of the Corporation at C$12.30 per warrant. The Franco Warrants contain a mandatory conversion feature which requires Franco to exercise 100% of the outstanding warrants if, at any time, the volume weighted average trading price of Perpetua Resources’ common shares is equal to or greater than C$32.30 for a period of 30 consecutive trading days. The Franco Warrants expire on May 9, 2023.

The exercise price of the Franco Warrants is denominated in Canadian Dollars; however, the functional currency of the Corporation is the US Dollar. As a result of this difference in currencies, the proceeds that will be received by the Corporation are not fixed and will vary based on foreign exchange rates and the warrants are a derivative and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash gain or loss in the consolidated statement of net loss and comprehensive loss. Upon exercise, the holders will pay the Corporation the respective exercise price for each warrant exercised in exchange for one common share of Perpetua Resources and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital.  The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statement of net loss and comprehensive loss. There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants.

Perpetua Resources Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

7.            Warrant Derivative (continued)

A reconciliation of the change in fair values of the derivative is below:

Fair Value of Warrant Derivative
Balance, December 31, 2018	$454,819
Change in fair value of warrant derivative	(180,096)
Balance, December 31, 2019	$274,723
Change in fair value of warrant derivative	600,141
Balance, December 31, 2020	$874,864

The fair value of the warrants was calculated using the Black-Scholes valuation model. The inputs used in the Black-Scholes valuation model are:

	December 31, 2020		December 31, 2019
Share price	C$	12.20	C$	6.30
Exercise price	C$	12.30	C$	12.30
Expected term (in years)		2.4		3.4
Expected share price volatility		79%		65%
Annual rate of quarterly dividends		0%		0%
Risk-free interest rate		0.2%		1.7%

The warrant liability for the prior year has been moved from current liabilities to long term liabilities to better align with the Corporation’s accounting policy for liabilities that will not be settled with cash.

8.            Convertible Notes

On March 17, 2016, the Corporation issued unsecured convertible notes (the “2016 Notes”) for gross proceeds of $38.5 (C$50.0) million and a maturity date of March 17, 2023. On March 17, 2020, the Corporation issued a second round of unsecured convertible notes (the “2020 Notes”) for gross proceeds of $35.0 (C$47.6) million and a maturity date of March 17, 2027. Both sets of notes, collectively the “Convertible Notes”, have identical features and bear interest at a rate of 0.05% per annum, payable annually in cash or common shares (at the Corporation’s election) or added to the principal and payable on maturity. Upon maturity, and for each set of notes, the outstanding principal amount is due and payable in cash unless converted in advance of that date. The holders of the Convertible Notes may convert any portion of their Convertible Notes at any time prior to the maturity date into common shares of the Corporation, at a price of C$3.541 per share for the 2016 Notes and a price of C$4.655 for the 2020 Notes. If there is an equity financing completed at 95% of the conversion price, or below, the conversion price is adjusted downward. The Convertible Notes can be redeemed by the Corporation after four years with not more than 60-days written notice and not less than 30-days written notice when the Corporation’s common shares reach a volume weighted average trading price for 20 consecutive trading days of C$7.082 or higher for the 2016 Notes and C$9.31 or higher for the 2020 Notes. Following the notice of redemption, but prior to the redemption date, the holders may convert their Convertible Notes to be redeemed into common shares at the then-current conversion price.

Perpetua Resources Corp.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2020 and December 31, 2019

(Expressed in US dollars)

8.            Convertible Notes (continued)

The terms for the 2020 Notes were announced on March 10, 2020, for gross proceeds of $35.0 million at a USD:CAD exchange rate of 1:1.36 (C$47.6 million due and payable upon maturity). The 2020 Notes were issued on March 17, 2020, with a USD:CAD exchange rate of 1:1.42; this movement resulted in a foreign exchange gain on the date of issuance.

Each set of Convertible Notes are deemed to contain an embedded derivative (collectively, the “Convertible Note Derivatives”) relating to the conversion option. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods. At inception, for each set of notes, the face value of the notes was reduced by the estimated fair value of the related convertible note derivative and the transaction costs. See below for additional detail of initial value upon issuance of each set of notes:

	2020 Notes	2016 Notes
Gross proceeds upon issuance	$35,000,000	$38,508,431
Foreign exchange gain	(1,419,753)	-
Face value of convertible note	$33,580,247	$38,508,431
Estimated fair value of embedded derivative	(17,197,994)	(19,771,572)
Transaction costs	(213,575)	(429,723)
Convertible note liability, net	$16,168,678	$18,307,136

On August 26, 2020, convertible notes in the aggregate principal amount of C$82,102,500 (C$34,502,500 of the 2016 Notes and C$47,600,000 for all 2020 Notes), were converted for 19,969,280 common shares of Perpetua Resources. The remaining Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method. The expected value of the remaining 2016 Notes at maturity is $12.1 million (C$15.4 million) based on the exchange rate at December 31, 2020 (2019 - $38.4 million (C$49.9 million)).

During March 2020, the fourth annual interest payment was made to the 2016 Note holders in cash, in the amount of $18,353 (2019 - $18,727). During August 2020, pro-rated interest payments were made to Note holders of the converted Notes, in cash, in the amount of $14,169.

The components of the Convertible Notes are summarized as follows, including conversion related activity up to and on August 26, 2020:

Convertible Notes
Balance, December 31, 2018	$23,433,664
Accretion and interest expense	2,684,458
Interest payments	(18,727)
Foreign exchange adjustments	1,236,979
Balance, December 31, 2019	$27,336,373
Additions	16,168,678
Conversions	(38,674,790)
Accretion and interest expense	3,129,157
Interest payments	(32,521)
Foreign exchange adjustments	1,635,396
Balance, December 31, 2020	$9,562,293

Perpetua Resources Corp.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2020 and December 31, 2019

(Expressed in US dollars)

9.            Convertible Note Derivative

Convertible Note Derivatives related to each set of Convertible Notes (Note 8) were valued upon initial recognition at fair value using partial differential equation methods and are subsequently re-measured at fair value at each period end through the consolidated statement of net loss and comprehensive loss. The convertible note derivative related to the 2016 Notes (the “2016 Derivative”) had an initial fair value of $19.8 million. The convertible note derivative related to the 2020 Notes (the “2020 Derivative”) had an initial fair value of $17.2 million. The components of the derivatives, collectively the “Convertible Note Derivatives”, are summarized as follows and include activity related to the note conversions as discussed above in Note 8:

Convertible Note Derivative
Balance, December 31, 2018	$48,479,797
Fair value adjustment	(24,786,758)
Foreign exchange adjustments	1,785,173
Balance, December 31, 2019	$25,478,212
Additions	17,197,994
Conversions	(203,468,010)
Fair value adjustment	179,133,742
Foreign exchange adjustments	7,718,508
Balance, December 31, 2020	$26,060,446

Upon conversion of the remaining Convertible Notes, the fair value of the Convertible Note Derivatives and the carrying value of the Convertible Notes, on that date, will be reclassified to share capital.  There are no circumstances in which the Corporation would be required to pay any cash upon conversion of the Convertible Notes.

The fair value of the Convertible Note Derivatives at the conversion date is considered to be the intrinsic value, which is the share price on the date of conversion minus the conversion price. The fair value of the remaining Convertible Note Derivative was calculated using partial differential equation methods. The assumptions used in the valuation model include the following, with a change in share price having the most significant impact on the valuation:

2016 Derivative	December 31, 2020	December 31, 2019
Risk-free interest rate	0.2%	1.7%
Expected term (in years)	2.2	3.2
Share Price	C$12.20	C$6.30
Credit Spread	10%	10%
Implied discount on share price	21% - 9%	37% - 26%
Expected share price volatility	77%	58%

2020 Derivative	December 31, 2020	March 17, 2020
Risk-free interest rate	-	0.9%
Expected term (in years)	-	7
Share Price	-	C$4.10
Credit Spread	-	10%
Implied discount on share price	-	21% - 9%
Expected share price volatility	-	60%

Perpetua Resources Corp.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2020 and December 31, 2019

(Expressed in US dollars)

10.           Share Capital

a.	Authorized

Unlimited number of common shares without par value.

Unlimited number of first preferred shares without par value.

Unlimited number of second preferred shares without par value.

b.	Share purchase options

Under the terms of the Corporation's Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods as determined by the Board of Directors of the Corporation and the exercise price shall not be less than the five-day weighted-average share price on the day preceding the award date, subject to regulatory approval. The Stock Option Plan includes a Stock Appreciation Rights (“SAR”) clause which allows individuals the option to terminate vested options and receive shares in lieu of the benefits which would have been received had the options been exercised. All stock options granted are subject to vesting, with one quarter vesting upon issuance and one quarter vesting on each anniversary from the date of grant.

A summary of share purchase option activity within the Corporation’s share-based compensation plan for the years ended December 31, 2020 and 2019 is as follows:

	Number of Options	Weighted Average Exercise Price(C$)
Balance, December 31, 2018	1,668,408	$7.00
Options granted	576,000	8.75
Options expired	(54,338)	7.03
Options terminated via SAR	(78,750)	5.40
Options exercised	(138,695)	4.94
Balance December 31, 2019	1,972,625	$7.72
Options granted	442,500	5.72
Options expired	(20,125)	5.44
Options terminated via SAR	(60,250)	6.91
Options exercised	(375,162)	6.54
Balance, December 31, 2020	1,959,588	$7.40

During 2021, 218,438 stock options with exercise prices ranging from C$3.10 to C$8.80 will expire unless exercised prior to their expiry dates.

The number of outstanding options represents 4.1% of the issued and outstanding shares at December 31, 2020. During the year ended December 31, 2020, the Corporation’s total share-based compensation was $1,593,539 (2019 - $1,935,681). This is comprised of $1,546,771 in periodic stock-based compensation related to options granted (2019 - $2,001,087) and $46,768 related to SAR activity (2019 – $(65,406)).

The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model. The weighted average inputs used in the Black-Scholes option pricing model are:

Perpetua Resources Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

10.       Share Capital (continued)

	December 31, 2020	December 31, 2019
Fair value options granted	$3.23	$5.50
Risk-free interest rate	1.4%	1.8%
Expected term (in years)	5.0	5.0
Expected share price volatility	65%	64%
Expected dividend yield	-	-
Expected forfeiture	5%	5%

An analysis of outstanding share purchase options as at December 31, 2020 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices (C$)	Number	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)
$3.10 - $4.40	162,213	$3.67	2.5	90,963	$3.42	1.1
$5.90 - $7.20	814,875	$6.23	3.0	425,088	$6.24	2.4
$8.20 - $8.90	419,375	$8.85	1.2	404,875	$8.85	1.2
$9.10 - $9.80	563,125	$9.59	2.8	298,313	$9.71	2.7
$3.10 - $9.80	1,959,588	$7.40	2.5	1,219,239	$7.75	2.0

c.	Warrants

There was a total of 200,000 warrants outstanding as of both December 31, 2019 and December 31, 2020.

11.         Exploration and Evaluation Expenditures

The Corporation’s exploration and evaluation expenditures at the Stibnite Gold Project for the years ended December 31, 2020 and 2019 were as follows:

	Year Ended
	December 31, 2020	December 31, 2019
Exploration and Evaluation Expenditures
Consulting and labor cost	4,926,726	4,805,971
Field office and drilling support	1,965,548	2,272,395
Engineering	1,551,112	2,151,586
Permitting	13,839,120	13,881,784
Environmental and reclamation	832,591	1,042,363
Legal and sustainability	2,142,935	2,723,207
Exploration and Evaluation Expense	$25,258,032	$26,877,306

Perpetua Resources Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

12.       Finance Costs

The Corporation’s finance costs for the year ended December 31, 2020 and 2019 were as follows:

	Year Ended
	December 31, 2020	December 31, 2019
Finance costs
Accretion	3,106,994	2,665,577
Transaction costs	224,210	-
Interest expense on Convertible Notes	22,162	18,881
Interest expense on leases	34,334	22,819
	$3,387,700	$2,707,277

13.       Risk Management and Financial Instruments

The Corporation's objectives are to safeguard the Corporation's ability to continue as a going concern in order to support the Corporation's normal operating requirements, continue the exploration, evaluation and, if warranted, development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition. For financial assets measured at amortized cost, these assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

The Corporation’s financial instruments consist of cash and cash equivalents, receivables, trade and other payables, Convertible Notes, Convertible Note Derivative and warrant derivative. Cash and cash equivalents and trade and other receivables are classified as amortized cost under IFRS 9. The trade and other payables and convertible note are designated as other financial liabilities, which are measured at amortized cost. The Convertible Note Derivative and warrant derivatives are classified at fair value through profit or loss. The cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to their short-term nature.

The Corporation classified the fair value of the financial instruments according to the following fair value hierarchy based on the amount of observable inputs used to value the instruments:

The three levels of the fair value hierarchy are:

Level 1 – Values based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Values based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

Level 3 – Values based on prices or valuation techniques that are not based on observable market data.

Perpetua Resources Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

13.       Risk Management and Financial Instruments (continued)

At December 31, 2020 and December 31, 2019, the levels in the Fair Value hierarchy into which the Corporation’s financial assets and liabilities are measured and recognized on the balance sheet at fair value are categorized as follows:

			December 31,
			2020
	Level 1	Level 2	Level 3
Convertible Note Derivative (Note 9)	$-	$-	$26,060,446
Warrant Derivative (Note 7)	-	-	874,864
	$-	$-	$26,935,310

			December 31,
			2019
	Level 1	Level 2	Level 3
Convertible Note Derivative (Note 9)	$-	$-	$25,478,212
Warrant Derivative (Note 7)	-	-	274,723
	$-	$-	$25,752,935

The primary driver of the fair value of the Convertible Note Derivative and warrant derivative is the share price on valuation date. A five percent increase in the share price would increase the fair value of the Convertible Note Derivative by $1,791,854 and the fair value of the warrant derivative by $70,373. A five percent decrease in the share price would decrease the fair value of the Convertible Note Derivative by $1,791,854 and the fair value of the warrant derivative by $69,066.

Risk management is the responsibility of the Corporation’s management team, with oversight by the Board of Directors. The Corporation’s financial instrument risk exposures are summarized below:

a)	Credit Risk

The Corporation has no significant credit risk arising from operations. The Corporation’s credit risk is primarily attributable to cash and cash equivalents and receivables.  The Corporation holds its cash with Canadian chartered banks and the risk of default is considered to be remote. The Corporation has minimal accounts receivable exposure, and its refundable credits are due from the Canadian government.

b)	Liquidity Risk

Liquidity risk is the risk that the Corporation will be unable to meet its financial obligations as they fall due.  The Corporation’s approach to managing liquidity risk is to ensure it will have sufficient liquidity to meet liabilities when due.  The Corporation’s trade and other payables are generally due within 30 days. As at December 31, 2020, no trade and other payables were past due.

c)	Foreign Currency Risk

The Corporation’s functional and reporting currency is the USD and major purchases are transacted in USD.  The Corporation is exposed to the risk of changes in USD relative to the Canadian Dollar as a portion of the Corporation’s financial assets and liabilities are denominated in Canadian Dollars. The Corporation monitors this exposure but has no contractual hedge positions. Financial assets and liabilities denominated in Canadian Dollars are as follows, stated in USD:

Perpetua Resources Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

13.	Risk Management and Financial Instruments (continued)

	2020	2019
Cash and cash equivalents	$606,453	$676,296
Prepaids and other receivables	189,535	152,535
Trade and other payables	(600,225)	(263,229)
Lease liabilities	(71,015)	(108,255)
Warrant derivative	(874,864)	(274,723)
Convertible notes	(9,562,293)	(27,336,373)
Convertible note derivative	(26,060,446)	(25,478,212)
	$(36,372,855)	$(52,631,962)

A five percent change in the US Dollar exchange rate to the Canadian Dollar would impact the Corporation’s earnings by $2,315,496 (2019 - $3,417,920).

During the year, the Corporation maintained a portion of its cash balance in Canadian Dollars. There is a risk that the Corporation’s cash balance be reduced on a fluctuation in the relevant exchange rate. The Corporation has a policy that all board approved expenditures be held in the currency they expect to be made in. Cash held in excess of board approved expenditures has been and will be actively managed by the Corporation’s management with consideration to the expected currency needs of the Corporation based on approved expenditures.

14.	Segmented Information

The Corporation operates in one segment, being the exploration, evaluation and potential development of the Stibnite Gold Project. Details on a geographic basis are as follows:

	2020	2019
Assets by geographic segment, at cost
Canada
Current assets	$24,812,361	$17,487,984
Non-current assets	66,144	103,744
	24,878,505	17,591,728
United States
Current assets	980,127	922,630
Non-current assets	72,272,980	71,990,502
	73,253,107	72,913,132
	$98,131,612	$90,504,860

15.	Compensation of Key Management and Related Party Payments

During the year ended December 31, 2020, compensation of directors and officers and other key management personnel who have the authority and responsibility for planning, directing and controlling the activities of the Corporation was:

	December 31, 2020	December 31, 2019
Salaries and benefits	$767,053	$753,203
Termination benefits	577,057	-
Share based compensation	410,273	616,104
	$1,754,383	$1,369,307

Perpetua Resources Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

15.	Compensation of Key Management and Related Party Payments (continued)

Termination benefits were paid during December 2020 and relate to the resignation of former President and CEO, Stephen Quin, on December 4, 2020. No additional post-employment benefits, termination benefits, or other long-term benefits were paid to or recorded for key management personnel during the years ended December 31, 2020 and 2019.

At December 31, 2020, the Corporation owed Paulson & Co., Inc. (“Paulson”), a related party, $140,000 related to the reimbursement of expenses they incurred on the requisition of a shareholder meeting in November 2020.

16.	Income taxes

a.	Income Tax Expense

The provision for income taxes reported differs from the amount computed by applying the applicable income tax rates to the loss before the tax provision due to the following:

	2020	2019
Net loss	$(220,632,107)	$(11,299,887)
Statutory tax rate	26.47%	26.19%
Recovery of income taxes computed at statutory rates	$(58,402,973)	$(2,959,928)
Tax losses not recognized in the period that the benefit arose	10,933,133	2,435,383
Loss on derivative liability	47,418,045	-
Share based compensation and other permanent differences	51,796	524,546
Income tax recovery	$-	$-

b.	The significant components of the Corporation’s deferred tax assets and liabilities are as follows:

	2020	2019
Net operating loss carry-forward	$42,661,814	$36,438,782
Buildings and equipment	496,121	509,728
Exploration and evaluation assets	33,857,576)	30,829,284
Convertible Note	6,811,890	3,875,849
Total	$83,827,401	$71,653,642

c.	Deferred tax assets have not been recognized in respect of the following items:

	2020	2019
Net operating loss carry-forward	$42,661,814	$36,438,782
Buildings and equipment	496,121	509,728
Exploration and evaluation assets	33,857,576	30,829,284
Convertible note	6,811,890	3,875,849
Other future deductions	985,435	821,208
	$84,812,836	$72,474,850

As at December 31, 2020, the Corporation had deductible temporary differences for which deferred tax assets have not been recognized because it is not probable that future profit will be available against which the Corporation can utilize the benefits.

Perpetua Resources Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

16.	Income taxes (continued)

As of December 31, 2020, the Corporation has US loss carry forwards of approximately $133,697,000 (2019 - $114,352,000) of which $133,697,000 (2019 - $114,352,000) have not been recognized. The Corporation also has Canadian loss carry forwards of approximately $26,931,000 (2019 - $24,019,000) available to reduce future years’ income for tax purposes. The Corporation also has tax pools related to Buildings and Equipment and Exploration and Evaluation assets of approximately $2,100,000 (2019 - $2,200,000) and $115,055,000 (2019 - $104,843,000), respectively. The Corporation recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The tax loss carry forwards expire as follows:

Expiry of Tax Losses:	US	Canada
December 31, 2029	$342,000	$-
December 31, 2030	983,000	-
December 31, 2031	9,993,000	1,881,000
December 31, 2032	16,346,000	3,662,000
December 31, 2033	749,000	3,787,000
December 31, 2034	13,661,000	3,539,000
December 31, 2035	12,517,000	3,301,000
December 31, 2036	13,114,000	2,457,000
December 31, 2037	14,588,000	1,889,000
December 31, 2038	-	1,454,000
December 31, 2039	-	2,037,000
December 31, 2040	-	2,924,000
Indefinite carryover (Tax years beginning Jan. 1, 2018)	51,404,000	-
	$133,697,000	$26,931,000

The Corporation also has other future deductions available in the US and Canada of approximately $1,658,308 (2019 - $1,412,000) and $1,088,000 (2019 - $1,280,000), respectively for which the benefit has not been recognized.

d.	Unrecognized deferred tax liabilities:

At December 31, 2020, there are no material taxable temporary differences associated with investments in subsidiaries.

17.	Commitments and Contingencies

a.	Mining Claim Assessments

The Corporation currently holds mining claims on which it has an annual assessment obligation of $250,470 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claims Assessments is a $335,000 bond related to the Corporation’s exploration activities.

The Corporation is obligated to make option payments on mineral properties in order to maintain an option to purchase these properties. As at December 31, 2020, the remaining option payments due on these properties are $190,000, which will be paid in the next year. The agreements include options to extend.

b.	Stibnite Foundation

Upon formation of the Stibnite Foundation on February 26, 2019, the Corporation became contractually liable for certain future payments to the Foundation based on several triggering events, including receipt of a positive Record of Decision issued by the US Forest Service, receipt of all permits and approvals necessary for commencement of construction, commencement of construction, commencement of commercial production, and commencement of the final reclamation phase. These payments could begin as early as Q3 2021 based on the current permitting schedule and range from $0.1 million to $1 million (upon commencement of final reclamation phase) in cash and 150,000 in shares. During commercial production, the Corporation will make payments to the Stibnite Foundation equal to 1% of Total Comprehensive Income less debt repayments or a minimum of $0.5 million.

Perpetua Resources Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

17.	Commitments and Contingencies (continued)

The Foundation will support projects that benefit the communities surrounding the Stibnite Gold Project and was created through the establishment of the Community Agreement between Perpetua Resources Idaho, Inc. and eight communities and counties throughout the West Central Mountains region of Idaho.

c.	Legal Update

On August 8, 2019, the Nez Perce Tribe filed a complaint in the United States District Court for the District of Idaho claiming that Perpetua Resources Corp. and its related companies are violating the Clean Water Act by failing to secure permits for point source water pollution allegedly occurring at Perpetua Resources’ Stibnite Gold Project site. Perpetua Resources believes that the case will ultimately be resolved in a manner acceptable to the Company.

The Corporation filed a motion to dismiss and, in the alternative, a motion to stay the litigation pending conclusion of negotiations with the Environmental Protection Agency (“EPA”) on an administrative order under the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), a process that was underway before the plaintiff filed suit. Under CERCLA and case law precedent, a Federal court has no jurisdiction over a collateral Clean Water Act case where an ASAOC addresses both the same site and the same goals of the pending lawsuit. Argument was heard on December 16, 2019 where the motion to dismiss was denied. On January 7, 2020, the Corporation filed its formal answer denying liability for the allegations contained in the complaint, and on January 8, the motion to stay the litigation was denied by the District Court. A scheduling order was entered February 11, 2020, and if the matter proceeds to trial, it will likely take place in 2021.

Over the past three years, the Corporation’s subsidiary, Perpetua Resources Idaho, Inc., has been working with regulators to develop a framework under CERCLA to address historical legacy impacts at the site. Such early actions will take place under a voluntary administrative settlement and order on consent (“ASAOC”) under CERCLA that was completed January 15, 2021 that would afford legal certainty for Perpetua Resources Idaho, Inc. in performing any response actions authorized by the Federal government. The ASAOC was executed by the Environmental Protection Agency (“EPA”) and the United States Department of Agriculture with the concurrence of the United States Department of Justice. Perpetua Resources Idaho, Inc. will be undertaking early cleanup actions (known as “time critical removal actions”) that, upon work plan approval, will begin taking place as early as this year and that are designed to immediately improve water quality in a number of areas on the site while longer-term actions are being evaluated through the NEPA process.

An ancillary outcome of the ASAOC would be the opportunity to again request the court for a stay, and/or to dismiss, the Clean Water Act litigation. A stay to the litigation until June 1, 2021 in order to explore an alternative dispute resolution process was agreed by the parties on February 17, 2021 and ordered by the court on February 19, 2021.

Perpetua Resources Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and December 31, 2019

(expressed in US dollars)

17.	Commitments and Contingencies (continued)

d.	ASAOC

Subsequent to year end, on January 15, 2021, the Corporation announced, after three years of extensive discussions, federal agencies have authorized and directed the Corporation to perform agreed immediate clean up actions to address contaminated legacy conditions within Idaho’s abandoned Stibnite mining district that are negatively impacting water quality. While Perpetua Resources did not cause the legacy environmental problems at Stibnite, the recently signed voluntary agreement points to the need for timely environmental action and is a testament to the Corporation’s willingness to take part in early environmental restoration. The Agreement is necessary to allow the Corporation to voluntarily address environmental conditions at the abandoned mine site without inheriting the liability of the conditions left behind by past operators. As such, the Corporation may now provide the early clean up actions deemed necessary by the federal government to improve water quality. Should the Project move forward with proposed mining and restoration activities, this Agreement will also allow for comprehensive site cleanup by directing the Corporation to address legacy features including millions of tons of legacy mine tailings that fall outside of the Project footprint and would otherwise not be addressed.

The Company intends to record an immediate exploration expense of $6.9 million and a corresponding Provision for ASAOC Work in Q1 2021.

18.	Subsequent Events

Subsequent to December 31, 2020, the Corporation granted 873,500 stock options with a weighted average exercise price of C$11.80 that will expire in five years from the date of grant.